Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

February 2013

AEGON N.V.

AEGONplein 50

2591 TV THE HAGUE

The Netherlands

AEGON’s press release, dated February 15, 2013, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: February 15, 2013	By	/s/ E. Lagendijk
E. Lagendijk
Executive Vice President and
General Counsel

Press release

The Hague – February 15, 2013

Aegon to cancel all preferred shares

Aegon and Vereniging Aegon (‘the Association’) have reached an agreement to cancel all of Aegon’s preferred shares, of which the Association is the sole owner. The agreement will result in a simplified capital structure for Aegon while enabling the company to maintain a high-quality capital base under new European solvency requirements, as well as allowing the Association to substantially reduce its debt.

Under the agreement, all of Aegon’s preferred shares will be exchanged for cash and common shares. The value of all preferred shares, which have a book value of EUR 2.1 billion, has been determined at EUR 1.1 billion. The Association will receive EUR 400 million from Aegon in cash and the equivalent of EUR 655 million in common shares in addition to a total of EUR 83 million of dividends on the preferred shares.

As a result of the transaction, the number of common shares outstanding will increase by approximately 7%. The dilutive effect on earnings per share, however, is limited to approximately 3% as there will be no preferred dividend payments following the transaction.

The Association will relinquish its preferential rights with regard to dividends and liquidation proceeds. In addition, the voting rights of the Association in ordinary course will be reduced from the current 22.1% to approximately 14.9%, which will align its voting rights and economic ownership in Aegon. However, the Association will maintain its current 32.6% voting rights in case of special cause.

The actual increase in the number of common shares will depend on the volume-weighted average price of Aegon common shares on Euronext Amsterdam from February 15 up to, and including, February 28, 2013.

Aegon CEO Alex Wynaendts said: “This agreement with Aegon’s largest shareholder represents a balanced approach for simplifying Aegon’s capital structure in a manner that minimizes the impact on existing common shareholders, while at the same time allowing the Association to achieve its objectives.”

Mr. Wim van den Goorbergh, Chairman of Vereniging Aegon said: “The agreement reflects the special purpose of the Association to act in the interest of all Aegon’s stakeholders. Moreover, the transaction enables the Association to substantially reduce its debt. Although the Association will relinquish its preferred status, we take this opportunity to reaffirm our long-term commitment to Aegon.”

Aegon’s Supervisory Board will propose to approve the new capital structure at the Annual General Meeting of Shareholders on May 15, 2013.

Media relations	Investor relations
Greg Tucker	Willem van den Berg
+ 31 (0) 70 344 8956	+ 31 (0) 70 344 8305
gcc@aegon.com	ir@aegon.com

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Appendix – details of the agreement between Aegon and Vereniging Aegon

The agreement between Aegon and Vereniging Aegon to simplify the company’s capital structure and maintain a high-quality capital base will be effectuated through a number of steps as described below.

Steps related to implementation of conversion

•	The proposal to repay EUR 400 million in share premium on preferred shares A.

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The proposal to amend the Articles of Association of Aegon N.V. to convert the share capital and to reflect the new composition of that share capital. Subject to the approval of the Annual General Meeting of Shareholders, the Aegon preferred shares A and B will be converted into a combination of common shares and common shares B, each with a nominal value of EUR 0.12. The financial rights attached to a common share B are 1/40 of a common share. The combination of common shares and common shares B will be determined such that the aggregate nominal value of the preferred shares which are converted equals the aggregate nominal value of the common shares and common shares B resulting from the conversion.

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The proposal to amend the Preferred Shares Voting Rights Agreement (Voting Rights Agreement) between Aegon N.V. and Vereniging Aegon to ensure that under normal circumstances the Association will only exercise 1 vote per 40 common shares B (voting rights in normal circumstances will be equal to the financial rights of a common share B) and that it will only exercise its full voting rights in case of a special cause.

•	The proposal to amend the 1983 Merger Agreement (Vereniging AEGON Call Option) to ensure that the Association can always maintain its special cause voting rights at 32.6% in the future.

Valuation of shares for purpose of conversion

The valuation of the preferred shares has been based on market parameters (as of February 13, 2013) as agreed between Aegon and Vereniging Aegon:

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the market value of the preferred shares will be calculated over the total amount paid-up (nominal value plus share premium) on those preferred shares prior to the payment of EUR 400 million in share premium by Aegon;

•	the market value will be reduced by (i) EUR 400 million and (ii) the dividends on the preferred shares; and

•	this remaining value will be used for the purpose of the conversion of the preferred shares into common shares and common shares B.

Certain financial advisory services were provided to Aegon by Keefe, Bruyette & Woods Limited in connection with Aegon’s valuation of the preferred shares.

On February 15, 2013, a period of 10 business days will commence, during which the volume-weighted average price of Aegon common shares will be calculated on the basis of all transactions in those shares on Euronext Amsterdam over that period. In respect of an Aegon common share B, the volume-weighted average price will be deemed to be 1/40 of the volume-weighted average price of an Aegon common share.

For the purpose of the conversion, the value of preferred shares A and B has been calculated to be EUR 5.303 and EUR 0.133 respectively (the latter being 1/40 of the value of preferred shares A). Using the current number of preferred shares A (211,680,000) and preferred shares B (118,093,000), the total value of the preferred shares A and B can be calculated to be EUR 1,122,564,108 and EUR 15,656,529 respectively.

The total value of the preferred shares is subsequently reduced by the payment of EUR 400 million in share premium and approximately EUR 83 million in dividends payable on the preferred shares related to the full year 2012 and the first half of 2013.

The remaining value of the preferred shares is EUR 655 million. This value will be converted into common shares and a newly created share class, common shares B, based on the volume-weighted average price of the common shares on Euronext Amsterdam from February 15 up to, and including, February 28, 2013.

Numerical example

Based on an assumed volume-weighted average price of the common shares of EUR 4.75 per share, the following conversion calculation can be performed.

The conversion of the total remaining value of the preferred shares into common shares only would result in the creation of 138 million common shares. However, in order to maintain special cause voting rights of 32.6%, Aegon will also introduce common shares B. A common share B has the same full voting rights as a common share, but the financial rights attached to the common share B are 1/40 of a common share. Upon conversion a portion of the preferred shares will be converted into common shares B. The number of common shares B required to maintain special cause voting rights can be calculated by assessing the number of common shares plus common shares B required to be held by Vereniging Aegon in order to represent 32.6% of outstanding shares.

This number of common shares B can be calculated to be 563 million. As a common share B has a value of 1/40 of a common share, the Association will need to surrender 14.1 million common shares in order to create these common shares B. As a result of this, Vereniging Aegon will receive 123.8 million common shares (with a total value of EUR 588 million) and 563 million common shares B (with a total value of EUR 67 million).

Following the conversion, Vereniging Aegon will hold a total of 296 million common shares and 563 million common shares B. Vereniging Aegon will have approximately 14.9% of the voting rights in ordinary course.

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DISCLAIMER

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and

•	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that Aegon holds;

•	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

•	Consequences of a potential (partial) break-up of the euro;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;

•	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

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Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

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Changes in laws and regulations, particularly those affecting Aegon’s operations, ability to hire and retain key personnel, the products Aegon sells, and the attractiveness of certain products to its consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which Aegon operates;

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Changes in customer behavior and public opinion in general related to, among other things, the type of products also Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

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Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

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Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;

•	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;

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As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

•	Changes in accounting regulations and policies may affect Aegon’s reported results and shareholders’ equity;

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The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business; and

•	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

ABOUT AEGON

As an international life insurance, pensions and asset management company based in The Hague, Aegon has businesses in over twenty markets in the Americas, Europe and Asia. Aegon companies employ approximately 24,000 people and have millions of customers across the globe. Further information: aegon.com.

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